                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                          ORION NETWORK SYSTEMS, INC.
                          ---------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   68628K104
                                   ---------
                                (CUSIP Number)

                              Charles E. Gaba, Esq.
                        British Aerospace Holdings, Inc.
                          15000 Conference Center Drive
                            Chantilly, Virginia 20151

                                (703) 227-1510
                    --------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 31, 1997
                    --------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 2 of _____ Pages
          ---------

1        Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                  British Aerospace Holdings, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                     a. |_|

                                     b. |_|

3        SEC Use Only

4        Source of Funds*           WC

5        Check box if disclosure of legal proceedings is required pursuant to
         item 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power

  Number of
   Shares

Beneficially               8        Shared Voting Power
  Owned By                                  7,138,096

    Each

  Reporting                9        Sole Dispositive Power
   Person

    With

                           10       Shared Dispositive Power
                                            7,138,096

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,138,096

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                                            40.7%

14       Type of Reporting Person*

                                            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 3 of _____ Pages
          ---------


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  British Aerospace Plc

2        Check the Appropriate Box If a Member of a Group*

                                     a. |_|

                                     b. |_|

3        SEC Use Only

4        Source of Funds*

                                    N\A

5        Check box if disclosure of legal proceedings is required pursuant to
         item 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  England and Wales

                           7        Sole Voting Power

  Number of
   Shares

Beneficially               8        Shared Voting Power
  Owned By                                  7,138,096

    Each

  Reporting                9        Sole Dispositive Power
   Person

    With

                           10       Shared Dispositive Power
                                            7,138,096

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,138,096

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                                            40.7%

14       Type of Reporting Person*

                                            CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 4 of _____ Pages
          ---------


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  British Aerospace Communications, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                     a. |_|

                                     b. |_|

3        SEC Use Only

4        Source of Funds*

                                            WC

5        Check box if disclosure of legal proceedings is required pursuant to
         item 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power

  Number of
   Shares

Beneficially               8        Shared Voting Power
  Owned By                                  3,094,276

    Each

  Reporting                9        Sole Dispositive Power
   Person

    With

                           10       Shared Dispositive Power
                                            3,094,276

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,094,276

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                                            17.6%

14       Type of Reporting Person*

                                            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.68628K104                                         Page 5 of _____ Pages
         ---------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  British Aerospace Satellite Investments, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                     a. |_|

                                     b. |_|

3        SEC Use Only

4        Source of Funds*

                                    N\A

5        Check box if disclosure of legal proceedings is required pursuant to
         item 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power

  Number of
   Shares

Beneficially               8        Shared Voting Power
  Owned By                                  472,391

    Each

  Reporting                9        Sole Dispositive Power
   Person

    With

                           10       Shared Dispositive Power
                                            472,391

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            472,391

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                                            2.7%

14       Type of Reporting Person*

                                            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         (a)      Title of Class of Securities

                  common stock, par value $.01 per share ("Common Stock")

         (b)      Name of Issuer

                  ORION NETWORK SYSTEMS, INC. (the "Issuer")

         (c)      Address of Issuer's Principal Executive Offices

                  2440 Research Boulevard, Suite 400
                  Rockville, MD 20850

Item 2.  Identity and Background

                  This statement of beneficial ownership interest is being filed by the following persons: (i) British Aerospace Holdings, Inc. ("BAe"), a Delaware corporation, (ii) British Aerospace Communications, Inc. ("BAC"), a Delaware corporation, (iii) British Aerospace Satellite Investments, Inc. ("BASI"), a Delaware corporation formerly known as British Aerospace Space Systems, Inc., and (iv) British Aerospace Plc ("PLC"), a company existing under the laws of England and Wales. BAC and BASI are each wholly owned subsidiaries of BAe which, in turn, is an indirect wholly owned subsidiary of PLC.

                  The principal business office and principal business activity of each of the Reporting Persons is as follows:

                  (a)      BAe

                           15000 Conference Center Drive
                           Chantilly, Virginia 20151

                           Principal Business Activity:

                           Top-tier U.S. holding company for PLC's U.S.
                           interests.

                  (b)      BAC:

                           15000 Conference Center Drive
                           Chantilly, Virginia 20151

                           Principal Business Activity:

                           Ownership of securities of the Issuer.

                  (c)      BASI:


                           15000 Conference Center Drive
                           Chantilly, Virginia 20151

                           Principal Business Activity:

                           Ownership of securities of the Issuer.

                  (d)      PLC:

                           Warwick House, P.O. Box 87
                           Farnborough Aerospace Centre
                           Farnborough, Hampshire, GU14   6YU, United Kingdom

                           Principal Business Activity:

                           Parent holding company that through its subsidiaries is principally engaged in the defense business (manufacture and sale of military aircraft, guided weapons, ordnance and electronic systems), the commercial aerospace business (design and production of wings for Airbus Industrie jets, manufacture of regional airliners and turboprop aircraft and secondary marketing and servicing of commercial aircraft) and the property development business.

                  Information regarding the executive officers and directors of each of the Reporting Persons is as follows:

                  (a)      Identity - Refer to Annex A

                  (b)      Residence or Business Address - Refer to Annex A

                  (c) Present principal occupation or employment - Refer to Annex A

                  (d)-(e) None of the Reporting Persons and none of the directors or executive officers who are identified on Annex A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to U.S. federal or state securities laws or finding any violations with respect to such laws.

                  (f)      Citizenship - Refer to Annex A


Item 3.  Source and Amount of Funds or Other Consideration

                  (1) Purchase of $50,000,000 principal amount of Convertible Junior Subordinated Debentures, Due February 1, 2012 (Interest Payable in Common Stock) (the "Debenture") by BAe - The source of the $50,000,000 for BAe's purchase of the Debenture was BAe's working capital which was derived from an advance of funds from PLC to BAe.

                  (2) Exercise of Warrant for 86,505 shares of Oldco (as hereinafter defined) Common Stock by BAC - The source of the $999,998 used by BAC for the exercise of the warrant to purchase 86,505 Oldco shares was BAC's own working capital.

                  (3) Acquisition of 85,715 shares of Oldco Common Stock (as hereinafter defined) by BASI - BASI acquired the 85,715 shares of Oldco Common Stock in exchange for all of BASI's interest (422,347 shares of Common Stock) in Asia Pacific Space and Communications Ltd. ("APSC").

                  (4) Acquisition of 50,722 shares of the 6% Series C Cumulative Redeemable Convertible Preferred Stock ("Series C Stock") of the Issuer by BAC - BAC acquired 50,722 shares of Series C Stock in exchange for all of BAC's limited partnership interest (25% of all limited partnership interests) in International Private Satellite Partners, L.P. ("Orion Atlantic") and in exchange for refund rights of BAC related to certain advances made by BAC to Orion Atlantic. As described in Item
                           6. below, BAC is entitled to receive an additional 1,914 shares of Series C Stock from MCN Sat U.S. Inc. ("MCN").

                  The Debentures and the Series C Stock are sometime hereinafter together referred to as the "Convertible Instruments".

Item 4.  Purpose of Transaction

                  The acquisition by BAC and BASI of additional shares of common stock, par value $.01 per share of the Oldco ("Oldco Common Stock") and by BAC and BAe of securities of the Issuer convertible into Common Stock (collectively the "Acquisition Transactions") were undertaken in conjunction with certain reorganization and recapitalization transactions of the Issuer, Oldco, and Orion Atlantic (the "Restructuring Transactions"). The principal elements of the Restructuring Transactions were (i) the merger of a special purpose merger subsidiary into Orion Network Systems, Inc. ("ONS") and the exchange, pursuant to the merger of each of the preferred and common shares of ONS for preferred and common shares of Orion Newco Services, Inc., (ii) the exchange by BAC, COM DEV Satellite Communications Limited, Kingston Communications International Limited, Lockheed Martin Commercial Launch Services, Inc., MCN, and Trans Atlantic Satellite, Inc. (collectively the "Exchanging Partners") of their limited partnership interests in Orion Atlantic and certain refund rights for shares of Series C Stock of the Issuer; (iii) an aggregate investment of $60,000,000 by BAe and Matra Marconi Space UK Limited ("Matra") in the Issuer in the form of convertible junior subordinated debentures, (iv) the exchange by BASI of its interest in APSC for shares of Oldco and (v) the public sale by the Issuer of units of senior notes and common stock warrants in the approximate amount of $710,000,000 resulting in net proceeds to the Issuer of approximately $575,000,000 after provision for certain pre-funded interest payments.

                  Upon completion of the Restructuring Transactions, ONS became a wholly owned subsidiary of the Issuer and changed its name from Orion Network Systems, Inc. to Orion Oldco Services, Inc. ("Oldco") and the Issuer changed its name from Orion Newco Services, Inc. to Orion Network Systems, Inc.

                  The Restructuring Transactions also resulted in the refinancing of $210,000,000 of existing indebtedness of Orion Atlantic under a credit agreement (together with any related documents and agreements, the "Orion 1 Credit Facility") dated December 6, 1991 among Orion Atlantic, certain banks and other lenders and the Chase Manhattan Bank (National Association), as agent and the release of commitments of the Exchanging Partners (including BAC and another affiliate of the Reporting Persons) to support the Orion 1 Credit Facility pursuant to certain Communication Satellite Capacity Agreements and Contingent Communication Satellite Capacity Agreements. In addition, in connection with the refinancing, PLC was released from its guarantee of the Orion 1 Credit Facility and certain other credit support obligations related to Oldco.

                  The Reporting Persons undertook the Acquisition Transactions both for investment purposes and for the purpose of ensuring that the refinancing of the Orion 1 Credit Facility (and the related termination of the obligations of the Reporting Persons and their affiliates to support the Orion 1 Credit Facility) was successfully consummated.

                  BASI sold 125,000 Oldco Common Shares in two tranches (on December 19 and December 31, 1996). BAC exercised its warrant and acquired 86,505 additional Oldco Common Shares on December 31, 1996. The sale of the shares and the exercise of the warrant were undertaken in order to take advantage of an attractive warrant exercise price, while minimizing any changes in the Reporting Persons' ownership interest in the Common Stock prior to the completion of the Restructuring Transactions.

                  The shares of Common Stock and Convertible Instruments owned by the Reporting Persons are being held for investment purposes. Subject to contractual and legal restrictions or limitations, economic and market conditions and such other considerations as they may deem relevant, the Reporting Persons may, from time to time, acquire additional shares of Common Stock or additional Convertible Instruments in the open market, in private transactions or otherwise. The Reporting Persons may also dispose of some or all of the shares of Common Stock or Convertible Instruments owned by them, in the open market, in private transactions or otherwise. The Issuer is obligated to pay dividends on the Series C Preferred Stock and to pay interest on the Debenture in the form of additional shares of Common Stock. For as long as any of the Reporting Persons own any shares of Series C Stock or any portion of the Debenture, they will receive additional shares of Common Stock from the Issuer in accordance with the terms of the Series C Stock and the Debenture.

                  Except as discussed in the immediately preceding paragraph, none of the Reporting Persons presently has any plans or proposals which related to or would result in any of the actions described in clauses (a) through (j) of the instructions to Item 4 to Schedule 13D or in any action similar to any of those enumerated in said clauses (a) through (j).

Item 5.  Interest in Securities of the Issuer

         (a) BASI owns 472,391 shares of Common Stock. BAC owns 86,505 shares of Common Stock and owns (or is presently entitled to own) 52,636 shares of Series C Stock that at the date of issuance (January 31, 1997) were convertible into 3,007,771 shares of Common Stock. BAe owns the Debenture, which at the date of issuance (January 31, 1997) was convertible into 3,571,429 shares of Common Stock. Collectively, as of January 31, 1997, the Reporting Persons owned or had an immediate right to acquire upon conversion 7,138,096 shares of Common Stock or approximately 40.7% of the total number of shares of Common Stock issued and outstanding as reported in the Issuer's proxy statement dated January 15, 1997, as calculated in accordance with Rule 13d-3(d)(1). In addition, W. Anthony Rice, a director of both BASI and the Issuer has the right to acquire 10,000 shares of Common Stock as a result of options received by him in January 1996 pursuant to the Non-Employee Director Stock Option Plan of Oldco. Mr. Rice is entitled to exercise the options for a price equal to 100% of the fair market value of Oldco Common Stock as of the date his options were granted.

         As a result of its ownership of all of the issued and outstanding shares of each of BASI and BAC, BAe may be deemed to be a beneficial owner of the shares of Common Stock and Convertible Instruments owned directly by BASI and BAC. As a result of its indirect ownership of each of the other Reporting Persons, PLC may be deemed to be the indirect beneficial owner of all of the shares of Common Stock and Convertible Instruments owned directly by each of the other Reporting Persons. Mr. Rice has sole ownership of the option to acquire shares held in his name and he disclaims beneficial ownership of any Common Stock or Convertible Instruments by any of the Reporting Persons.


         (b) By reason of its direct ownership of 100% of the voting securities of BASI and BAC, BAe may be deemed to share voting and dispositive power over all the shares of Common Stock and Convertible Instruments directly owned by BASI and BAC. PLC may be deemed to share voting and dispositive power over all of the shares of Common Stock and Convertible Instruments directly owned by each of the other Reporting Persons as a result of its indirect ownership of 100% of the voting securities of each of the other Reporting Persons.

         (c) Set forth on Annex B hereto is a description of all transactions in the Common Stock of the Issuer effected by the Reporting Persons during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In connection with the Acquisition Transactions, the Reporting Persons have entered into the contracts described below relating to the securities of the Issuer. Each of the following summaries of agreements are qualified by reference to the full text of such agreement, each of which is filed herewith as an exhibit to this statement on Schedule 13D and are either attached hereto or are incorporated herein by reference to filings made with the Securities and Exchange Commission by either the Issuer or Oldco:

         Debenture Purchase Agreement, dated as of January 13, 1997 and as amended as of January 31, 1997 among Oldco, the Issuer, BAe and Matra ("Debenture Purchase Agreement") - Pursuant to the Debenture Purchase Agreement BAe purchased a Debenture in the principal amount of $50,000,000 and Matra acquired Debentures in the aggregate principal amount of $10,000,000 at the purchase price of 100% of such principal amount. The Debenture Purchase Agreement provides for the payment by the Issuer of interest semi-annually, commencing on August 1, 1997, in the form of additional shares of the Common Stock. The number of shares to be distributed as interest is calculated by multiplying the principal amount of outstanding Debentures by 8.75%, dividing the result by an applicable divisor that ranges from $10.21 to 14, depending upon market price of the Common Stock, and multiplying the result by a fraction equal to the number of days elapsed since the previous interest payment over 360. Unpaid interest in the form of additional shares of Common Stock is also payable upon the stated maturity of the Debenture (February 1, 2012) and upon any earlier conversion, redemption or repurchase of all or some portion of the Debenture. The initial conversion rate is 71.4286 Common Shares per

         $1,000 of principal amount of Debenture (a conversion price of $14 per share) subject to adjustment for certain sales or other distributions of securities by the Issuer and certain other events, as described in the Debenture Purchase Agreement. The Debenture Purchase Agreement also contains certain provisions regarding, inter alia (i) the redemption or repurchase of the Debenture or underlying shares of Common Stock, (ii) Issuer events of default and (iii) certain business and financial covenants.

         Registration Rights Agreement dated as of January 31, 1997 among the Issuer, BAe and Matra ("Debenture Registration Rights Agreement") - Pursuant to the Debenture Registration Rights Agreement, the Issuer has granted BAe and Matra certain demand, shelf and "piggy-back" registration rights with respect to shares of Common Stock received upon any conversion of Debentures and any shares received as interest on the Debentures. The Debenture Registration Rights Agreement also provides for registration of (i) 86,505 shares of Common Stock owned by BAC (arising from the Oldco Common Stock received by BAC on exercise of a warrant on December 31, 1996) and (ii) 85,715 shares of Common Stock owned by BASI (arising from the Oldco Common Stock received by BASI upon exchange of the APSC shares owned by BASI).

         Exchange Agreement dated as of January 8, 1997 between Oldco and BASI ("APSC Exchange Agreement") - Pursuant to the APSC Exchange Agreement, BASI acquired 85,715 shares of Oldco Common Stock in exchange for 422,347 shares of APSC Common Stock owned by BASI. As a result of this exchange, Oldco became the owner of 100% of the voting securities of APSC.

         Section 351 Exchange Agreement and Plan of Conversion, dated as of June __, 1996 ("Exchange Agreement") and First Amendment to Section 351 Exchange Agreement and Plan of Conversion dated as of December , 1996 among Orion Atlantic, Oldco, OrionSat and the Exchanging Partners (the "First Amendment") - Pursuant to the Exchange Agreement and the First Amendment, the Exchanging Partners (including BAC) received shares of Series C Stock of the Issuer in exchange for all of their limited partnership interests in Orion Atlantic and all of their rights to refunds of certain advances made by the Exchanging Partners to Orion Atlantic. The Exchange Agreement also, among other things, required the termination of the obligations of the Exchanging Partners and their affiliates with respect to the Orion 1 Credit Facility. Under the registration rights agreement attached as Exhibit D to the Exchange Agreement (the "Exchanging Partner Registration Rights Agreement") the Issuer is obligated to provide certain demand, shelf and "piggy back" registration rights to the holders of the Series C Stock with respect to shares of Common Stock they receive as dividends on the Series C or upon conversion of the Series C Stock. Under a resale restriction letter agreement (the "Resale Restriction Letter"), attached as Exhibit E to the Exchange Agreement, the Exchanging Partners have agreed not to transfer any of the shares of Common Stock received as dividends or upon conversion for a period of 180 days from the date of issuance of the Series C Stock (January 31, 1997) without the prior consent of the Issuer and to limit their aggregate sales of such shares for a period of 5 years to no more than 25% of the total available in any 90 days period, except pursuant to a underwritten, registered public offering or in certain other circumstances.

         Certificate of Designation, Rights and Preferences of Series C 6% Cumulative Redeemable Convertible Preferred Stock (the "Certificate of Designation") - The Certificate of Designation, which establishes the terms of the Series C Stock provides, among other things, for a 6% annual cumulative dividend to be paid only in shares of Common Stock (except for dividends of fractional shares which are to be paid in cash). The number of shares of Common Stock to be distributed in satisfaction of the dividend on the Series C Stock is determined by dividing the dividend entitlement (6% per annum on the outstanding Series C Stock) by the higher of (a) the average market price per share of Common Stock over a period of 20 consecutive business days immediately preceding the dividend reference date or (b) a price of $10.21 (subject to adjustments for stock splits, recapitalizations or other subdivisions of the Common Stock). Dividends are paid annually, upon conversion of any shares of Series C Stock, the date on which a liquidation payment is made and upon final maturity (February 1, 2022). The holders of the Series C Stock are entitled to vote their Series C Stock on an "as converted basis" (i.e. one vote for each whole share of Common Stock that would be issuable upon conversion of such Series C Stock at the time the vote is taken.) The Series C Stock is subject to redemption and to mandatory conversion into Common Stock, as provided by the Certificate of Designation.

         Contingent Transponder Agreement dated January 26, 1995 among PLC, Matra Hachette S.A. and MCN ("Indemnity Agreement") and letter agreement dated December 23, 1996 among PLC, Lagardere Group SA and MCN ("MCN Share Transfer Agreement") Under the Indemnity Agreement PLC agreed to pay to MCN 75\175th of any contingent payment owed by MCN to Orion Atlantic and MCN agreed to reimburse PLC 75\175 of any contingent payment distributions made by Orion Atlantic to MCN. Pursuant to the Share Transfer Agreement MCN agreed to transfer to BAC certain shares of the Series C Stock in fulfillment of the reimbursement obligation under the Indemnity Agreement. As a result of the Share Transfer Agreement, within five days of its receipt of the Series C Stock MCN is obligated to effect the transfer of 1,914 shares of Series C Stock to BAC.

         Except as otherwise specifically disclosed in Item 5 (with respect to Mr. Rice's stock option grant) and this Item 6, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the individuals identified in Annex A have any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer.

Item 7.  Materials to be filed as Exhibits

                  The following materials are filed as exhibits to this statement of beneficial ownership on Schedule 13D and are either attached hereto or are incorporated by reference to registrations statements or periodic reports of the Issuer or Oldco filed with the Securities and Exchange Commission, as permitted under Rule 12b-32 of the general rules and regulations under the Securities Exchange Act of 1934:

                  1. Joint Filing Agreement among BASI, BAC, BAe and PLC dated February 10, 1997;

                  2.       The Debenture Purchase Agreement;

                  3.       The Debenture Registration Rights Agreement;

                  4.       The APSC Exchange Agreement;

                  5. Exchange Agreement (including, Exchanging Partner Registration Rights Agreement (Exhibit D thereto) and Resale Restriction Letter (Exhibit E thereto));

                  6. Form of Certificate of Designation of Series C 6% Cumulative Redeemable Convertible Preferred Stock of the Issuer;

                  7.       First Amendment to Exchange Agreement;

                  8.       Indemnity Agreement; and

                  9.       MCN Share Transfer Agreement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 1997

                             BRITISH AEROSPACE HOLDINGS, INC.


                             By:      /s/ Charles E. Gaba
                                      ______________________
                             Name:    Charles E. Gaba
                             Title:   Vice President

                             BRITISH AEROSPACE Plc

                             By:      /s/ David Parkes
                                      ______________________
                             Name:    David Parkes
                             Title:   Assistant Secretary

                             BRITISH AEROSPACE COMMUNICATIONS, INC.

                             By:       /s/ Paul L. Harris
                                       ______________________
                             Name:     Paul L. Harris
                             Title:    President

                             BRITISH AEROSPACE SATELLITE INVESTMENTS, INC.

                             By:       /s/ Charles E. Gaba
                                       ______________________
                             Name:     Charles E. Gaba
                             Title:    Vice President

                                   ANNEX A

          DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

BRITISH AEROSPACE PLC
NON-EXECUTIVE DIRECTORS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Mr. Robert Bauman                        P.O. Box 87                                             U.S.
Chairman                                 Farnborough Aerospace Centre
                                         Farnborough, Hants GU14 6YU
                                         England
------------------------------------------------------------------------------------------------------------------
Mr. Robert Leonard Kirk                  1101 Wilson Boulevard                                   U.S.
Director;                                Suite 1200
Chairman                                 Arlington, Virginia  22209
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
Sir Robin Adair Biggam                   33 Foley Street                                         U.K.
Director;                                London, England W1P 7LB
Chairman
Independent Television
Commission
------------------------------------------------------------------------------------------------------------------
Lord Hesketh                             33 Cork Street                                          U.K.
(Thomas Alexander)                       5th Floor
Director                                 London, England W1X 1HB
------------------------------------------------------------------------------------------------------------------
Mr. Keith Clark Brown                    25 Cabor Square                                         U.K.
Director;                                Canary Wharf
Managing Director                        London, England B14 4QA
Morgan Stanley International
------------------------------------------------------------------------------------------------------------------
Sir Ronald Clause Hampel                 9 Millbank                                              U.K.
Director;                                London, England  SW1P 3JF
Executive Chairman
I.C.I. Plc
------------------------------------------------------------------------------------------------------------------
Lord Hollick                             Ludgate House                                           U.K.
(Clive Richard)                          245 Blackfriars Road
Director;                                London, England SE1 9UY
Chief Executive
United News & Media plc
==================================================================================================================


BRITISH AEROSPACE PLC
EXECUTIVE DIRECTORS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Sir Richard Evans                        P.O. Box 87                                             U.K.
Executive Director                       Farnborough Aerospace Centre
and Chief Executive                      Farnborough, Hants GU14 6YU
                                         England
------------------------------------------------------------------------------------------------------------------
Mr. Michael Turner                       P.O. Box 87                                             U.K.
Executive Director and                   Farnborough Aerospace Centre
Group Managing Director                  Farnborough, Hants GU14 6YU
                                         England
------------------------------------------------------------------------------------------------------------------
Mr. Richard Lapthorne                    P.O. Box 87                                             U.K.
Executive Director and                   Farnborough Aerospace Centre
Finance Director                         Farnborough, Hants GU14 6YU
                                         England
------------------------------------------------------------------------------------------------------------------
Mr. John Weston                          P.O. Box 87                                             U.K.
Executive Director and                   Farnborough Aerospace Centre
Group Managing Director                  Farnborough, Hants GU14 6YU
                                         England
==================================================================================================================

BRITISH AEROSPACE PLC
EXECUTIVE OFFICERS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Stuart Carroll, Esq.                     P.O. Box 87                                             U.K.
Secretary                                Farnborough Aerospace Centre
                                         Farnborough, Hants GU14 6YU
                                         England
------------------------------------------------------------------------------------------------------------------
Mr. David Brent                          P.O. Box 87                                             U.K.
Treasurer                                Farnborough Aerospace Centre
                                         Farnborough, Hants GU14 6YU
                                         England
==================================================================================================================

BRITISH AEROSPACE HOLDINGS, INC.
DIRECTORS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Mr. Robert Leonard Kirk                  1101 Wilson Boulevard                                   U.S.
Chairman;                                Suite 1200
British Aerospace Holdings,              Arlington, Virginia  22209
Inc.
------------------------------------------------------------------------------------------------------------------
Sir Richard Evans                        P.O. Box 87                                             U.K.
Director;                                Farnborough Aerospace Centre
Executive Director                       Farnborough, Hants GU14 6YU
British Aerospace Plc                    England
------------------------------------------------------------------------------------------------------------------
Mr. Samuel L. Higginbottom               One Alhambra Plaza                                      U.S.
Director;                                Suite 1115
Chairman and CEO (retired)               Coral Gables, Florida  33134
Rolls Royce, Inc.
------------------------------------------------------------------------------------------------------------------
Mr. Michael Raoul-Duval                  17 Wilderness Gale                                      U.S.
Director;                                Sante Fe, New Mexico  87501
Investment Banker
==================================================================================================================


BRITISH AEROSPACE HOLDINGS, INC.
OFFICERS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Paul L. Harris                           15000 Conference Center Drive                           U.S.
Senior Vice President &                  Conference Center Drive
General  Manager                         Chantilly, Virginia  20151
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
Charles E. Gaba                          15000 Conference Center Drive                           U.S.
Vice President, General                  Conference Center Drive
Counsel & Secretary                      Chantilly, Virginia  20151
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
Richard E. Wise                          1101 Wilson Boulevard                                   U.K.
Vice President - Government              Suite 1200
Programs                                 Arlington, Virginia  22209
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
David P. Loose                           15000 Conference Center Drive                           U.S.
Treasurer                                Conference Center Drive
British Aerospace Holdings,              Chantilly, Virginia  20151
Inc.
==================================================================================================================

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Patricia L. Maskell                      15000 Conference Center Drive                           U.S.
Assistant Secretary                      Conference Center Drive
British Aerospace Holdings,              Chantilly, Virginia  20151
Inc.

==================================================================================================================

BRITISH AEROSPACE COMMUNICATIONS, INC.
DIRECTORS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
W. Anthony Rice                          15000 Conference Center Drive                           U.K.
Director;                                Conference Center Drive
Chief Executive Officer                  Chantilly, Virginia  20151
British Aerospace Asset
Management
------------------------------------------------------------------------------------------------------------------
Paul L. Harris                           15000 Conference Center Drive                           U.S.
Director;                                Conference Center Drive
Senior Vice President &                  Chantilly, Virginia  20151
General  Manager
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
Charles E. Gaba, Esq.                    15000 Conference Center Drive                           U.S.
Director;                                Conference Center Drive
Vice President, General                  Chantilly, Virginia  20151
Counsel & Secretary
British Aerospace Holdings,
Inc.
==================================================================================================================


BRITISH AEROSPACE COMMUNICATIONS, INC.
OFFICERS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Paul L. Harris                           15000 Conference Center Drive                           U.S.

President;                               Conference Center Drive
Senior Vice President,  &                Chantilly, Virginia  20151
General Manager
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
J. Daniel Frix                           15000 Conference Center Drive                           U.S.
Vice President;                          Conference Center Drive
Controller                               Chantilly, Virginia  20151
British Aerospace Holdings, Inc.
------------------------------------------------------------------------------------------------------------------
David P. Loose                           15000 Conference Center Drive                           U.S.
Vice President;                          Conference Center Drive
Treasurer of British                     Chantilly, Virginia  20151
Aerospace Holdings, Inc.
------------------------------------------------------------------------------------------------------------------

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Martin Newton                            15000 Conference Center Drive                           U.K.
Treasurer;                               Conference Center Drive
Assistant Treasurer-U.S.                 Chantilly, Virginia  20151
British Aerospace Holdings, Inc.
------------------------------------------------------------------------------------------------------------------
Charles E. Gaba                          15000 Conference Center Drive                           U.S.
Assistant Secretary;                     Conference Center Drive
Vice President, General                  Chantilly, Virginia  20151
Counsel & Secretary
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
Tedson Meyers                            1627 I Street, N.W.                                     U.S.
Secretary;                               Washington, D.C. 20006
Attorney - Coudert Brothers
==================================================================================================================

BRITISH AEROSPACE SATELLITE INVESTMENTS, INC.
DIRECTORS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
W. Anthony Rice                          15000 Conference Center Drive                           U.K.
Director;                                Conference Center Drive
Chief Executive Officer                  Chantilly, Virginia  20151
British Aerospace Asset
Management
------------------------------------------------------------------------------------------------------------------
Paul L. Harris                           15000 Conference Center Drive                           U.S.
Director;                                Conference Center Drive
Senior Vice President,  &                Chantilly, Virginia  20151
General Manager
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
Charles E. Gaba, Esq.                    15000 Conference Center Drive                           U.S.
Director;                                Conference Center Drive
Vice President, General                  Chantilly, Virginia  20151
Counsel & Secretary
British Aerospace Holdings,
Inc.
==================================================================================================================


BRITISH AEROSPACE SATELLITE INVESTMENTS, INC.
OFFICERS

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Paul L. Harris                           15000 Conference Center Drive                           U.S.
President;                               Conference Center Drive
Senior Vice President,  &                Chantilly, Virginia  20151
General Manager
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
J. Daniel Frix                           15000 Conference Center Drive                           U.S.
Vice President;                          Conference Center Drive

Controller                               Chantilly, Virginia  20151
British Aerospace Holdings, Inc.
------------------------------------------------------------------------------------------------------------------
Lee Bambridge                            P.O. Box 87                                             U.K.
Vice President;                          Farnborough Aerospace Centre
Assistant Treasurer of British           Farnborough, Hants GU14 6YU
Aerospace Plc                            England
------------------------------------------------------------------------------------------------------------------

==================================================================================================================
      Name and Title; Principal                            Address                            Citizenship
              Occupation
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Charles E. Gaba                          15000 Conference Center Drive                           U.S.
Vice President; Assistant Secretary;     Conference Center Drive
Vice President, General                  Chantilly, Virginia  20151
Counsel & Secretary
British Aerospace Holdings,
Inc.
------------------------------------------------------------------------------------------------------------------
Martin Newton                            15000 Conference Center Drive                           U.K.
Treasurer;                               Conference Center Drive
Assistant Treasurer-U.S.                 Chantilly, Virginia  20151
British Aerospace Holdings, Inc.
------------------------------------------------------------------------------------------------------------------
Tedson Meyers                            1627 I Street, N.W.                                     U.S.
Secretary;                               Washington, D.C. 20006
Attorney - Coudert Brothers
==================================================================================================================

                                    ANNEX B

        TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF THE
                       ISSUER DURING THE PAST SIXTY DAYS

I.       Transactions by BASI)1)

         A. Sold 25,000 shares of Common Stock of Oldco on December 19, 1996 in a brokerage transaction effected through Bear Stearns & Co. in the over-the-counter market at $12.85 per share. BASI received net proceeds of $321,247.50 from the sale of these shares.

         B. Sold 100,000 shares of Common Stock of Oldco on December 31, 1996 in a brokerage transaction effected through Bear Stearns & Co. in the over-the-counter market at $12.75 per share. BASI received net proceeds of $1,274,997.50 from the sale of these shares.

         C. Acquired 85,715 shares of the Common Stock of Oldco directly from Oldco in exchange for 422,347 shares of common stock of APSC on January 8, 1997.

II.      Transactions by BAC

         A. Acquired 86,505 shares of the Common Stock of Oldco directly from Oldco upon exercise of a warrant on December 31, 1996. The exercise price paid to Oldco by BAC was $11.56 per share or $999,998.

         B. Acquired 50,722 shares of Series C Preferred Stock directly from the Issuer on January 31, 1997 in exchange for all of its limited partnership interest (25% of total limited partnership interests) in Orion Atlantic and in exchange for the right to receive certain refund payments.

         C. Entitled to acquire 1,914 shares of Series C Preferred Stock from MCN within five days of completion of the Restructuring Transactions under the terms of the MCN Share Transfer Agreement.

III.     Transaction by BAe

         Acquired $50,000,000 principal amount of Debenture directly from the Issuer on January 31, 1997 upon cash payment of $50,000,000.

--------
(1) As a result of the Merger, each of BASI's shares of Common Stock in Oldco were exchanged for one share of Common Stock of the Issuer.

                                EXHIBIT INDEX

EXHIBIT                               TITLE

NO.

1                    Joint filing agreement among BAe, PLC, BAC and BASI dated
                     February 10, 1997.

2 Debenture Purchase Agreement among Oldco, the Issuer, BAe and Matra dated as of January 13, 1997 and as amended as of January 31, 1997

3 Registration Rights Agreement dated as of January 31, 1997 among the Issuer, BAe and Matra

4                    Exchange Agreement dated as of January 8, 1997 between
                     Oldco and BASI

5 Form of Certificate of Designation of Series C 6% Cumulative Redeemable Convertible Preferred Stock of the Issuer (Incorporated herein by reference to Exhibit 4.3 of the Issuer's Registration Statement on Form S-4 No. 333-19795, dated January 15, 1997)

6 Exchange Agreement dated June, 1996 among Oldco, Orion Atlantic and each of the Exchanging Partners, including Exchanging Partner Registration Rights Agreement (Exhibit D thereto) and Resale Restriction Letter (Exhibit E thereto) (Incorporated herein by reference to Exhibit 10 of Oldco's Current Report on Form 8-K dated December 20, 1996)

7                    First Amendment to Exchange Agreement dated December
                                  , 1996 among Oldco, Orion Atlantic, Orion
                     Satellite Corporation and each of the Exchanging Partners
                     (Incorporated herein by reference to Exhibit 10.45 of the Issuer's Registration Statement on Form S-4 No. 333- 19795, dated January 15, 1997)

8                    Indemnity Agreement dated January 26, 1995 among PLC, Matra
                     Hachette and MCN

9 MCN Share Transfer Agreement dated December 23, 1996 among PLC, Lagardere Group SA and MCN